June 30, 2015

VIA EDGAR

Kevin L. Vaughn
Accounting Branch Chief
Division of Corporation Finance
United States Securities and Exchange Commission
100 F Street, NE
Washington, DC 20549-3628

Re:	Maxim Integrated Products, Inc.
Form 10-K for the Fiscal Year Ended June 28, 2014; Filed August 18, 2014
File No. 001-34192

Dear Mr. Vaughn:

As discussed with Martin James, Maxim Integrated Products, Inc. (the “Company”) is preparing a letter to send to the Office of the Chief Accountant (“OCA”) of the United States Securities and Exchange Commission to seek the concurrence of the OCA with respect to the Company’s segments under ASC 280-10-50-1 in light of the Company’s major reorganization that was implemented during the fourth fiscal quarter of 2015.1 The reorganization resulted in new facts and circumstances since the date of the most recent comment letter from the Division of Corporation Finance (“Corp Fin”), which has a direct impact on the analysis of segment reporting. Therefore, the Company intends to respond to Corp Fin’s comment letter dated May 14, 2015 once the OCA has completed its consideration of the Company’s request for its concurrence.
Please contact me at (408) 601-5294 with any follow-up questions you may have.
Sincerely,
MAXIM INTEGRATED PRODUCTS, INC.

/s/	Bruce E. Kiddoo
By:	Bruce E. Kiddoo
Senior Vice President and Chief Financial Officer

1The Company intends to submit its letter to the Staff on or before July 2, 2015.